Exhibit 99.2

 Q2 2026PRESENTATION  August 12, 2026

 Disclaimer  Forward-Looking Statements  These presentational materials and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", “priority”, "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance", “outlook”, the negative of such terms, and similar expressions and include statements regarding industry trends and market outlook, the expected impact of new accounting pronouncements, expectations about Adjusted EBITDA in Q3, expectations about rig mobilizations, contracting and the start date of rig contracts, the duration of rig contracts and options, supply/demand expectations, statements about the state of the jack-up rig and oil industry, our expectations about increased activity and dayrates, including associated oil price developments and associated timing, and our expectations about the impact of the Middle East conflict, Dayrate Equivalent Backlog, contractual commitments, contract coverage, expected number of rigs in operation, tender activity and expected contracting, customer activity and contracting opportunities, market conditions, our expectation that the market will strengthen as stability returns, statements about the global jack-up fleet, including the number of rigs contracted and available and expected trends in the global fleet, including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, statements about our five-rig acquisition from Fontis (the “Fontis Acquisition”), and statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. These forward-looking statements are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, by their nature, uncertain information and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual financial results, level of activity, performance, financial position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our business and industry, including relating to industry conditions, the risk that our actual results of operations in current or future periods differ materially from expected trends in results discussed herein, the timing of payments to us and the risk of delays in payments or receivables to our joint ventures and payments from our joint ventures to us, the risk that our customers do not make required payments to us or otherwise comply with their contractual obligations, including the risk that we may not be able to recover amounts due from our customers or that customers may not be able to continue to comply with contracts with us, the risk of customers becoming subject to sanctions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that backlog will not materialize as expected, risks relating to the operations of our rigs, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting our most recently acquired rigs and other available rigs including the five rigs acquired from Noble Corporation and the five rigs acquired through a joint venture in respect of the Fontis Acquisition, and other risks related to such acquisitions, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension or termination of operations, including as a result of customers becoming subject to sanctions, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2032 and 2034, our convertible bonds due 2028 and due 2033, our seller’s credit with Noble Corporation due 2032 and debt under our revolving credit facilities and risks relating to our other payment obligations on these debt instruments including interest, amortization, risks relating to our ability to comply with covenants under our revolving credit facilities and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future debt financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, including risks related to dilution from any future offering of shares or convertible bonds, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to military actions and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with and submissions to the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation of non-current assets, (loss)/income) from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report. The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 1  Q2 2026 Company Overview and Highlights  3  Global Footprint and Diversified Portfolio  Q2 2026 Adjusted EBITDA  Adj. EBITDA  $43.8M  Adj. EBITDA Margin1  22.4%  2026 Coverage3  Contract Coverage73%  Average Dayrate  $134k  Refi. Completed Q2 2026  Q2 2026 Liquidity2  $473.6M  Incl. upsized SSRCF  Modern Fleet Remains the Youngest in Industry  Currently  24  Active Rigs  Wholly Owned Fleet  29  Modern Rigs  Highlights  Contracted  24  Available  5  2  Americas  2  1  6  Southeast Asia  MENA  4   West Africa  5  Europe  1  2  JV Rigs4  5  5  1  7  New Debt Issuances2  $2.3B   due 2032-34  1 Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Total Operating Revenues.  2 New debt issuances: $300M convertible notes due 2033 and $2,035M sr. sec. notes due 2032/2034. Liquidity: $223.6M cash and cash equivalents and $250.0M SSRCF capacity.  3 Based on the Company’s definition of “Dayrate Equivalent Backlog” included in the appendix.  4 BC Ventures Limited’s rigs in Mexico acquired from Fontis Finance Ltd. in July 2026.

 12.1  Q3 2024  12.8  Q4 2024  7.6  6.8  Q1 2025  Q2 2025  9.4  Q3 2025  10.8  Q4 2025  10.9  Q1 2026  11.7  Q2 2026  241.6  263.1  216.6  267.7  277.1  259.4  247.0  232.3  In $ million   Q2 2026  Q1 2026  Change ($)  Change (%)  Total operating revenues  232.3  247.0  (14.7)  (6.0)%  Total operating expenses  (232.1)  (201.0)  (31.1)  (15.0)%  Operating income  0.3  46.0  (45.7)  (99.0)%  Net income / (Loss)  (241.4)  (29.0)  (212.4)  (732.4)%  Adjusted EBITDA  43.8  88.5  (44.7)  (50.5)%  Cash and cash equivalents  223.6  246.0  (22.4)  (9.1)%  Total assets  3,696.6  3,803.1  (106.5)  (2.8)%  Total liabilities  2,734.8  2,605.9  128.9  4.9%  Total equity  961.6  1,197.2  (235.6)  (19.7)%  Quarterly Revenue progression ($M)  Quarterly Adjusted EBITDA progression ($M)  Key Financials Q2 2026  Key   Related Party and BBC Revenue  Management contract revenue  Dayrate Revenues  Q3 2024  Q4 2024  Q1 2025  Q2 2025  Q3 2025  Q4 2025  Q2 2026  Q2 2026  88.5

 Refinancing of Substantially All Existing Debt  1 Debt maturity profile as of December 31, 2025 adjusted for $150M seller’s credit utilized in January 2026.  2 Includes amortization paid in May 2026 with respect to 2028/2030 senior secured notes (fully repurchased/redeemed as of June 29, 2026).  5  YE25 Maturity Profile1 ($M)   Current Maturity Profile2 ($M)   A  10.00% SSN due 2028 and 10.375% SSN due 2030 redeemed/repurchased in full  B  5.00% convertible bonds due 2028 partially repurchased; ~$44M residual outstanding  C  Issued new 8.75% SSN due 2032 and 9.00% SSN due 2034, funding retirement of 2028/30 SSN  D  Issued new 3.50% convertible notes due 2033, funding partial repurchase of 2028 CB  Executed Q2 2026 Transactions  2028/2030 Senior Secured Notes  2028 Convertible Bonds  2032 Senior Secured Notes  2034 Senior Secured Notes  2033 Convertible Notes  Noble Corp. Seller’s Credit

 1 Contracting statistics based on the Company’s definition of “Dayrate Equivalent Backlog” included in the appendix; Contracting statistics exclude backlog added in relation to five rigs recently acquired from Noble Corp. and five rigs from Fontis via a joint venture.  2 Average dayrate is derived from added backlog revenue divided by associated number of contracted days.  6  Fleet Overview  21  New Commitments  $541M  Added Backlog Revenue  $123k  Average Dayrate2  4,350+  Added Backlog Days  2026 YTD   Contracting  Statistics1

 Contract Coverage and Market  Source: Company Data (LHS)   1 Based on the Company’s definition of “Dayrate Equivalent Backlog” included in the appendix; coverage percentage includes priced options and is represented by the number of contracted days divided by the total days available on a full year basis.  7  Contract Coverage1 (%)   Regional Markets  Global modern utilization resilient at ~ 90%  Middle East conflict impacting near-term utilization  Suspended rigs returning to work  Sizable tenders outstanding – delayed, but progressing  Asia with incremental demand materializing  Contracting activity back to late 2023 levels   Regional pricing historically responds quickly to tightening markets  Americas demand driven by PEMEX  PEMEX calling previously suspended rigs back to work; however, production remains below targets  Multiple IOC tenders progressing in the region

 8  In Conclusion  Profitability expected to recover as fleet transitions are largely completed  1  Well positioned to leverage expanded premium jack-up fleet to drive earnings     3     1  Middle East reduces visibility – but cycle fundamentals remain intact     2

 Appendix

 10  (in US$ millions)  Q2 2026  Q1 2026  Net income / (loss)  (241.4)  (29.0)  Depreciation of non-current assets  43.5  42.5  Loss from equity method investments  0.3  1.2  Total financial expense, net  236.5  62.7  Income tax expense  10.9  11.1  Other non-operating income  (6.0)  0.0  Adjusted EBITDA  43.8  88.5  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA for FY 2025, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law  Dayrate Equivalent Backlog  The Company defines "Dayrate Equivalent Backlog" as the maximum potential contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Dayrate Equivalent Backlog includes (i) firm commitments for contract drilling services represented by definitive agreements, including binding letters of award and letters of intent, (ii) bareboat charter revenue adjusted to a dayrate-equivalent basis and (iii) revenue resulting from mobilization and demobilization fees, and includes such backlog from joint venture operations.  Adjusted EBITDA Reconciliation and Definitions

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